EXHIBIT 99.1

VOX TO ACQUIRE STRATEGIC

AUSTRALIAN ROYALTY PORTFOLIO

TORONTO, CANADA – February 13, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has executed a binding agreement dated February 12, 2024, to acquire a portfolio of up to four royalties at various stages of development including: construction, development and exploration stages and the rights to one production-linked milestone payment, all located in Australia (the “Portfolio”), from a private Australian group, for cash consideration of up to A$4,700,000 (the “Transaction”).

Kyle Floyd, Chief Executive Officer of Vox, stated: “We are excited to further grow our strong Australian asset base, with the advanced Castle Hill and Kunanalling gold assets located in Western Australia, which in 2023 was ranked by the Fraser Institute as the 2nd best mining jurisdiction globally. We also look forward to seeing Castle Hill move towards production and the Kunanalling resource base growing through active regional exploration programmes.”

Transaction Highlights

•	Addition of up to four advanced Australian royalties and the rights to one production-linked milestone payment in Western Australia and New South Wales, heavily weighted to gold and copper;
•

Potential for near-term revenue from the construction-stage Castle Hill gold project in Western Australia (“Castle Hill”), operated by Evolution Mining Ltd (“Evolution”), which is a key part of the A$250M Mungari Mine Life Extension project and mill expansion to 4.2Mtpa (“Mungari 4.2 Project”) announced by Evolution on 5 June 2023;

•	Further production potential from the past-producing Kunanalling gold project, which is located less than 15km from the Mungari Mill and also part of Evolution’s integrated Mungari 4.2 Project;
•	Provides critical metals exposure to copper, cobalt and rare earth metals across the Halls Creek and Broken Hill exploration projects; and
•	Strengthens Vox’s proportion of royalty assets located in lower risk political jurisdictions of Australia, Canada and USA, totalling more than 80% of all royalty assets.

Portfolio Overview

Asset	Operator	Primary Commodity	Stage	Royalty
Castle Hill ^ (royalty)	Evolution Mining Ltd (ASX)	Gold	Construction	A$40/oz gold extracted and recovered (payable up to 75Koz*)
Castle Hill (milestone payment)	Evolution Mining Ltd (ASX)	Gold	Construction	A$2M post recovery of 140Koz* from Castle Hill royalty tenure
Kunanalling ^	Evolution Mining Ltd (ASX)	Gold	Development	2% realised production (payable >75Koz* from Castle Hill royalty tenure)
Halls Creek / Mt Angelo North ^	AuKing Mining Ltd (ASX, Operator) Cazaly Resources Ltd (ASX, JV partner)	Copper, Zinc	Exploration (2023 Scoping Study)	1.5% NSR
Broken Hill	Castillo Copper Ltd (ASX)	Copper, Cobalt, Rare Earths	Exploration (2022 resource)	2.0% NSR

* : Castle Hill royalty production cap and milestone hurdle have been reduced by 13,085oz from historical production in 2013

^ : Royalty assignment subject to an operator right of first refusal

Transaction Closing

Closing of the Transaction is expected to occur prior to the end of Q1 2024, following satisfaction of customary conditions as well as execution and delivery of standard transaction documentation. Vox will use current cash on hand to fund the payment of the cash consideration for the Transaction. A number of royalties in the portfolio are subject to rights of first refusal, which are typical for the transfer of royalties of this nature.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
info@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, completion of the portfolio acquisition transaction that includes all portfolio assets described herein, summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the recovery rate from identified mineral resources and reserves, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, and requirements for and operator ability to receive regulatory approvals. In addition, any statements relating to reserves and resources, as well as statements regarding management expectations, are forward-looking statements, as they involve implied assessment based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources will be recoverable by the mining operators or realized as royalty or streaming revenue by Vox.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, acc ess to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, GEOs and production from a property.